82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

December 30, 2003

PRESS RELEASE

GGL DIAMOND CORP. ANNOUNCES CLOSING OF PRIVATE PLACEMENT - $1,004,500

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that further to its press release of December 12, 2003, the Company has closed the private placement as to 2,232,222 flow-through shares at $0.45 per share for gross proceeds of $1,004,499.90. No commission was paid or will be paid in relation to this private placement. These shares have a four month hold period until May 1, 2004. The subscription proceeds will be used by the Company for mineral property exploration and renounced as Canadian exploration expense to the subscribers

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.